Exhibit 99.1
Caesarstone Reports First Quarter 2021 Financial Results

– Record First Quarter Revenue Grew 15.4% Over Prior Year to $146.0 Million –
– Per Share Diluted Net Income of $0.41 and Adjusted Diluted EPS of $0.42 –
– Gross Margin Expanded 90 Basis Points to 29.7% –
– Adjusted EBITDA Increased 54.1% to $20.3 Million at a 13.9% Margin –
– Strong Net Cash Position(*) of $105.3 Million at Quarter End –
– Declares Dividend of $0.21 per share –
– Reiterates Outlook for 2021 Revenue and Adjusted EBITDA Growth –

MP MENASHE, Israel – May 5, 2021 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its first quarter ended March 31, 2021.

“We are extremely pleased to produce another consecutive quarter of growth as we continue to successfully execute our strategy to transform Caesarstone into a leading premium, multi-material countertop company,” commented Yuval Dagim, Caesarstone’s Chief Executive Officer. “Our recently completed accretive acquisitions of Omicron and Lioli Ceramica are already contributing to results, helping us to deliver record first quarter revenue. Our collective actions since we announced our Global Growth Acceleration Plan two years ago have allowed us to establish an efficient global operating platform, resulting in our third consecutive quarter of year-on-year EBITDA margin expansion. We are encouraged with the progress we have made integrating Lioli and Omicron and are excited to further realize the unique benefits of each platform as a combined business. As we move forward, we will continue to leverage our innovative go-to-market initiatives, world-class brand and multi-material product offerings to drive additional value for our shareholders.”

(*) Cash position is defined as cash and cash equivalents and short-term bank deposits and long and short-term investment in marketable securities less debt from financial institutions.

First Quarter 2021 Results

Revenue in the first quarter of 2021 grew 15.4% to $146.0 million compared to $126.6 million in the prior year quarter. On a constant currency basis, first quarter revenue was higher by 9.8% year-over-year, due primarily to the contribution of acquisitions.

Gross margin in the first quarter improved to 29.7% compared to 28.8% in the prior year quarter. Adjusted gross margin in the first quarter was 30.1% compared to 28.9% in the prior year quarter. The year-over-year improvement in gross margin mainly reflects better product mix, improved efficiency and more favorable currency exchange rates, partly offset by the impact of higher manufacturing unit costs due to lower fixed cost absorption and lower selling prices.

Operating expenses in the first quarter were $33.3 million, or 22.8% of revenue, compared to $34.1 million, or 27.0% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies, operating expenses were 22.3% of revenue, compared to 24.7% in the prior year quarter, mainly due to higher revenues.

Operating income grew to $10.0 million compared to operating income of $2.3 million in the prior year quarter. The year-over-year growth mainly reflects higher gross margin and lower legal settlements and loss contingencies.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, grew 54.1% year-over-year to $20.3 million in the first quarter, representing a margin of 13.9%. This compares to adjusted EBITDA of $13.1 million, representing a margin of 10.4%, in the prior year quarter. The year-over-year margin improvement primarily reflects the higher gross margin.

Finance income in the first quarter was $5.3 million compared to finance income of $0.9 million in the prior year quarter. The difference was primarily a result of the favorable impact of foreign currency exchange rates and raw material hedging activity.

Net Income attributable to controlling interest for the first quarter was $14.2 million compared to net income of $2.7 million in the prior year quarter. Net income per share for the first quarter was $0.41 compared to net income per share of $0.08 in the prior year quarter. Adjusted diluted net income per share for the first quarter was $0.42 on 34.5 million shares, compared to adjusted diluted net income per share of $0.13 in the prior year quarter on a similar share count.

Balance Sheet & Liquidity

The Company's balance sheet as of March 31, 2021 remained strong, including cash, cash equivalents and short-term bank deposits and short and long-term marketable securities of $118.7 million and total debt to financial institutions of $13.4 million.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors.  No dividend is paid if it would be less than $0.10 per share. In accordance with the Company’s dividend policy, the board of directors declared a cash dividend of $0.21 per share for the three months ended March 31, 2021. The dividend will be paid on June 1, 2021 to shareholders of record as of May 18, 2021. The dividend payment is subject to withholding tax of 20%.

Outlook

The Company reiterates its expectation for 2021 revenue and Adjusted EBITDA to be higher year-over-year. The company anticipates revenue to grow faster than EBITDA in 2021 mainly due to higher shipping and raw material costs, coupled with a return to more normalized levels of sales and marketing expenses and other investments to support the Company’s growth initiatives. The Company’s outlook includes the investment costs associated with its Global Growth Acceleration Plan. The Company’s outlook also assumes that both pandemic related business restrictions will fade and that the supply environment will improve as the year progresses.

Webcast and Conference Call Details

The Company will host a live webcast and conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast of the call can be accessed at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible by dialing 1-877-407-4018 (domestic) or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone First Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 (domestic) or +1-412-317-6671 (international) and enter pass code 13718692. The replay will be available beginning at 11:30 a.m. ET on Wednesday, May 5, 2021 and will last through 11:59 p.m. ET on Wednesday, May 12, 2021.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered stone countertops, used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in diverse countertop applications, marked by inherent longevity. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Outdoor. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative , integration of the company’s acquisitions and its projected outlook and results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, economic conditions in our key markets,  raw material shortages and prices, , fluctuations in home renovation and construction sectors; the company’s ability to compete with lower-priced products and other intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; ability to efficiently manufacture products and managing required changes in production and supply chain in light of our recent acquisitions; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 646 277-1237

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$99,820	$114,248
Short-term available for sale marketable securities	11,697	8,112
Trade receivables, net	84,533	84,822
Other accounts receivable and prepaid expenses	35,425	26,481
Inventories	155,402	152,073

Total current assets	386,877	385,736

LONG-TERM ASSETS:

Severance pay fund	3,766	4,007
Other long-term receivables	3,773	3,837
Deferred tax assets, net	7,763	8,359
Long-term deposits and prepaid expenses	768	1,675
Operating lease right-of-use assets	121,531	123,928
Long-term available for sale marketable securities	7,170	10,926
Property, plant and equipment, net	219,631	222,883
Goodwill and intangible assets, net	58,717	59,570

Total long-term assets	423,119	435,185

Total assets	$809,996	$820,921

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$4,403	$13,122
Trade payables	59,846	55,063
Related parties and other loans	2,227	2,221
Short term legal settlements and loss contingencies	19,277	31,039
Accrued expenses and other liabilities	54,391	55,570

Total current liabilities	140,144	157,015

LONG-TERM LIABILITIES:

Long-term bank and other loans and financing liability of land from a related party	17,213	20,706
Legal settlements and loss contingencies long-term	21,660	21,910
Deferred tax liabilities, net	6,456	6,943
Long-term lease liabilities	108,743	112,719
Accrued severance pay	5,129	5,303
Long-term warranty provision	1,274	1,274

Total long-term liabilities	160,475	168,855

REDEEMABLE NON-CONTROLLING INTEREST	7,500	7,701

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	160,651	160,083
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive loss	1,008	1,083
Retained earnings	384,864	370,830

Total equity	501,877	487,350

Total liabilities and equity	$809,996	$820,921

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2021	2020
	(Unaudited)

Revenues	$146,032	$126,557
Cost of revenues	102,730	90,156

Gross profit	43,302	36,401

Operating expenses:
Research and development	1,105	780
Marketing and selling	18,276	18,629
General and administrative	13,143	11,867
Legal settlements and loss contingencies, net	740	2,838

Total operating expenses	33,264	34,114

Operating income	10,038	2,287
Finance income, net	(5,333)	(869)

Income before taxes	15,371	3,156
Taxes on income	1,529	478

Net income	$13,842	$2,678

Net loss attributable to non-controlling interest	348	-

Net income attributable to controlling interest	$14,190	$2,678
Basic net income per ordinary share (*)	$0.41	$0.08
Diluted net income per ordinary share (*)	$0.41	$0.08
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,439,783	34,399,916
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,489,432	34,448,505

(*) The numerator for the calculation of net income per share for the three months ended March 31, 2021 has been decreased by approximately $0.2 million, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Three months ended March 31,
U.S. dollars in thousands	2021	2020
	(Unaudited)
Cash flows from operating activities:

Net income	$13,842	$2,678
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,908	7,115
Share-based compensation expense	567	906
Accrued severance pay, net	69	(86)
Changes in deferred tax, net	101	(1,060)
Capital (gain) loss	(2)	17
Legal settlemnets and loss contingencies, net	740	2,838
Decrease (increase) in trade receivables	179	(3,075)
Decrease (increase) in other accounts receivable and prepaid expenses	(9,299)	2,268
Increase in inventories	(3,344)	(11,737)
Increase in trade payables	2,987	2,009
Increase (decrease) in warranty provision	(9)	52
Changes in right of use assets	2,328	2,576
Changes in lease liabilities	(3,968)	(515)
Amortization of premium and accretion of discount on marketable securities, net	70	-
Changes in Accrued interest related to Marketable Securities	13	-
Decrease in accrued expenses and other liabilities including related parties	(11,020)	(580)

Net cash provided by operating activities	2,162	3,406

Cash flows from investing activities:

Repayment of assumed shareholders loan related to acquisition	(1,966)	-
Purchase of property, plant and equipment	(4,727)	(8,500)
Proceeds from sale of property, plant and equipment	4	8
Investment in marketable securities	78	-
Increase in long term deposits	48	(731)

Net cash used in investing activities	(6,563)	(9,223)

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans	(9,704)	(459)
Repayment of a financing leaseback related to Bar-Lev transaction	(323)	(305)

Net cash used in financing activities	(10,027)	(764)

Effect of exchange rate differences on cash and cash equivalents	-	(927)

Decrease in cash and cash equivalents and short-term bank deposits	(14,428)	(7,508)
Cash and cash equivalents and short-term bank deposits at beginning of the period	114,248	139,372

Cash and cash equivalents and short-term bank deposits at end of the period	$99,820	$131,864

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(158)	(564)

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2021	2020
	(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$43,302	$36,401
Share-based compensation expense (a)	105	131
Amortization of assets related to acquisitions	534	-
Adjusted Gross profit (Non-GAAP)	$43,941	$36,532

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2021	2020
	(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$13,842	$2,678
Finance income, net	(5,333)	(869)
Taxes on income	1,529	478
Depreciation and amortization related to acquisitions	8,908	7,115
Legal settlements and loss contingencies, net (a)	740	2,838
Share-based compensation expense (b)	567	906
Adjusted EBITDA (Non-GAAP)	$20,253	$13,146

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2021	2020
	(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$14,190	$2,678
Legal settlements and loss contingencies, net (a)	740	2,838
Amortization of assets related to acquisitions, net of tax	826	-
Share-based compensation expense (b)	567	906
Non cash revaluation of lease liabilities (c)	(1,862)	(1,471)
Total adjustments	271	2,273
Less tax on non-tax adjustments (d)	27	344
Total adjustments after tax	244	1,929

Adjusted net income attributable to controlling interest (Non-GAAP)	$14,434	$4,607
Adjusted diluted EPS (e)	$0.42	$0.13

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	Tax adjustments for the three months ended March 31, 2021 and 2020, based on the effective tax rates.
(e)
In calculating adjusted diluted (Non-GAAP) EPS for the three months ended March 31, 2021 and 2020, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended March 31,
U.S. dollars in thousands	2021	2020
	(Unaudited)

USA	$70,831	$60,055
Canada	17,779	18,558
Latin America	858	506
America's	89,468	79,119

Australia	27,172	22,354
Asia	7,777	2,831
APAC	34,949	25,185

EMEA	12,718	11,340

Israel	8,897	10,913

Total Revenues	$146,032	$126,557

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region - Supplemental data

	Three months ended
U.S. dollars in thousands	3/31/2021	12/31/2020	9/30/2020	6/30/2020	3/31/2020	12/31/2019	9/30/2019	6/30/2019	3/30/2019
	(Unaudited)

USA	$70,831	$53,618	$52,097	$41,726	$60,055	$64,659	$64,805	$64,590	$56,417
Canada	17,779	20,325	19,174	14,435	18,558	20,575	21,881	23,341	20,178
Latin America	858	1,387	124	132	506	735	1,434	1,351	596
America's	89,468	75,330	71,395	56,293	79,119	85,969	88,120	89,282	77,191

Australia	27,172	29,953	27,746	23,534	22,354	26,000	28,642	28,294	25,214
Asia	7,777	7,122	2,881	1,732	2,831	3,932	3,675	3,311	4,596
APAC	34,949	37,075	30,627	25,266	25,185	29,932	32,317	31,605	29,810

EMEA	12,718	14,408	11,422	8,031	11,340	9,464	11,719	11,418	10,455

Israel	8,897	10,083	10,478	9,447	10,913	8,502	10,683	8,766	10,741

Total Revenues	$146,032	$136,896	$123,922	$99,037	$126,557	$133,867	$142,839	$141,071	$128,197

	Year-over-year % change
	3/31/2021	12/31/2020	9/30/2020	6/30/2020	3/31/2020
	(Unaudited)

USA	17.9%	(17.1)%	(19.6)%	(35.4)%	6.4%
Canada	(4.2)%	(1.2)%	(12.4)%	(38.2)%	(8.0)%
Latin America	69.6%	88.8%	(91.4)%	(90.2)%	(15.1)%
America's	13.1%	(12.4)%	(19.0)%	(36.9)%	2.5%

Australia	21.6%	15.2%	(3.1)%	(16.8)%	(11.3)%
Asia	174.7%	81.1%	(21.6)%	(47.7)%	(38.4)%
APAC	38.8%	23.9%	(5.2)%	(20.1)%	(15.5)%

EMEA	12.2%	52.2%	(2.5)%	(29.7)%	8.5%

Israel	(18.5)%	18.6%	(1.9)%	7.8%	1.6%

Total Revenues	15.4%	2.3%	(13.2)%	(29.8)%	(1.3)%

	Year-over-year % change in constant currency (*)
	3/31/2021	12/31/2020	9/30/2020	6/30/2020	3/31/2020
	(Unaudited)

USA	17.9%	(17.1)%	(19.6)%	(35.4)%	6.4%
Canada	(9.6)%	(2.4)%	(11.7)%	(36.0)%	(7.1)%
Latin America	69.8%	88.7%	(91.3)%	(90.2)%	(15.2)%
America's	11.8%	(12.7)%	(18.8)%	(36.4)%	2.7%

Australia	2.8%	7.9%	(7.1)%	(11.5)%	(3.3)%
Asia	169.5%	80.7%	(21.2)%	(45.9)%	(37.1)%
APAC	21.5%	17.5%	(8.7)%	(15.1)%	(8.5)%

EMEA	3.3%	45.8%	(5.9)%	(26.9)%	11.4%

Israel	(24.6)%	9.4%	(4.5)%	4.5%	(1.5)%

Total Revenues	9.8%	(0.4)%	(14.4)%	(28.3)%	0.5%

(*) Change in revenues at constant currency is calculated so that revenues can be viewed without the impact of fluctuations s in foreign currency exchange rates, thereby facilitating period-to-period comparisons of business performance. Change in revenues adjusted for currency are calculated by translating current period activity in local currency using the comparable prior-year period’s currency conversion rate. Exchange rates used, are the representative exchange rate published by the Bank of Israel for the relevant periods.